RESIGNATION LETTER

February 27, 2026

Jiwon Kim, Director and Chief Executive Officer
Vestand Inc.
104 Apple Blossom Circle
Brea, CA 92821

RE: **Resignation from the Board of Directors and as Officer**

Mr. Kim and Vestand Board of Directors,

Please accept this letter as formal notification that I am resigning from my position on the Board of Directors for Vestand Inc ("VSTD" or "Company") as well the Chief Compliance Officer.

This decision arises from my growing concern about the Company's current direction, and its consistent and complete disregard to seek Board approval and professional counsel for any of its actions. As my advice on these critical matters has not been adopted, nor my contributions are being heard, meaningfully considered, or valued in a way, I no longer feel I can fulfill my fiduciary duties effectively.

To protect my professional standing and ensure there is no ambiguity regarding my position, please note the following:

Dissent Record: My resignation is a formal act of protest against Company action without Board approval. I request that this letter be attached to the official minutes of the next Board meeting to reflect my lack of concurrence with the current direction.

Director and Officer Engagement: This issue will be addressed separately by counsel.

Indemnification and D&O Coverage: I reserve all rights to indemnification as provided in the Company Bylaws and any separate Indemnity Agreement. I expect to remain covered under the Company's Directors and Officers (D&O) insurance policy for all acts or omissions during my tenure.

Release of Claims: While I am stepping down, I do not waive any existing rights of action against the Company or its officers that may arise from past decisions where my advice was ignored.

I wish the organization well and hope the Board will reconsider its approach to collaborative decision-making.

Sincerely,

Andrew Yun